SUB-ITEM 77M
Mergers


Nuveen California Dividend Advantage Municipal Fund
811-09161



On June 6, 2014 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen California Performance Plus Municipal Fund, Inc., Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc. and Nuveen California Quality Income Municipal Fund, Inc. were transferred to the Nuveen California Dividend Advantage Municipal Fund. The circumstances and details of the reorganization are contained in the SEC filing on Form 497 on February 3, 2014, Accession No. 0001193125-14-033163,
which materials are herein incorporated by reference.